UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO
(Rule 14D-100)

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

TRW INC.
(Name of Subject Company (Issuer))

TRW INC.
(Names of Filing Persons (Offeror))

Options to Purchase TRW Inc. Common Stock,
Par Value $0.625 Per Share
(Title of Class of Securities)

972649108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copies to:

Peter Allan Atkins Eric L. Cochran Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Andrew E. Bogen Peter F. Ziegler Gibson, Dunn & Crutcher LLP 333 Grand Avenue Los Angeles, CA 90071 (213) 229-7000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee

$64,174,006.52	$5,904.01

*
The transaction value shown is solely for the purpose of calculating the filing fee. The transaction value calculation assumes the maximum aggregate amount to be paid by TRW Inc. in connection with the offer to purchase all currently outstanding options to purchase TRW common stock described herein. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is based on the product of (a) the value of such options, calculated based on the average of the high and low prices for shares of TRW common stock as reported on the New York Stock Exchange on November 6, 2002 ($51.87) multiplied by the number of shares of TRW common stock underlying all of the outstanding options to purchase TRW common stock described herein that have an exercise price of less than $51.87 per share (7,259,503 shares), minus the cash consideration payable for such TRW shares upon exercise by the option holders, and (b) $92 for each $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,904.01	Filing Party:	TRW Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 12, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO originally filed by TRW Inc. on November 12, 2002. Except as otherwise indicated, the information set forth in the original Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 12.    Exhibits

(a)(1)  Notice Letter dated November 12, 2002*

(a)(2)  Additional Information Regarding the Cash Election Right*

(a)(3)  Election Form

(a)(4)  Notice of Cancellation of Election*

(a)(5)  Joint Proxy Statement/Prospectus, dated November 4, 2002 (incorporated by reference to Joint Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) by Northrop Grumman Corporation on November 5, 2002)*

(a)(6)  Explanatory Note Regarding Correction to Election Form

*	Previously filed as an Exhibit to TRW Inc.’s Schedule TO filed on November 12, 2002.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRW INC.

By:	/s/ WILLIAM B. LAWRENCE
William B. Lawrence Executive Vice President, General Counsel and Secretary

Dated:  November 19, 2002

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Notice Letter dated November 12, 2002*

(a)(2)	Additional Information Regarding the Cash Election Right*

(a)(3)	Election Form

(a)(4)	Notice of Cancellation of Election*

(a)(5)
Joint Proxy Statement/Prospectus, dated November 4, 2002 (incorporated by reference to Joint Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) by Northrop Grumman Corporation on November 5, 2002)*

(a)(6)	Explanatory Note Regarding Correction to Election Form

*	Previously filed as an Exhibit to TRW Inc.’s Schedule TO filed on November 12, 2002.

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